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                 February 8, 2022

       John Gellert
       President and Chief Executive Officer
       SEACOR Marine Holdings Inc.
       12121 Wickchester Lane, Suite 500
       Houston, TX 77079

                                                        Re: SEACOR Marine
Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 1,
2022
                                                            File No. 333-262447

       Dear Mr. Gellert:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Anuja Majmudar,
       Attorney-Advisor, at (202) 551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Brett Nadritch